EXHIBIT 99.1
Condensed Interim Consolidated Financial Statements
Nuvei Corporation
(Unaudited)
For the three months ended March 31, 2024 and 2023
(in thousands of US dollars)

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	March 31, 2024	December 31, 2023
		$	$
Assets

Current assets
Cash and cash equivalents		131,245	170,435
Trade and other receivables	5	166,181	105,755
Inventory		2,791	3,156
Prepaid expenses		22,431	16,250
Income taxes receivable		4,229	4,714
Current portion of contract assets		1,438	1,038
Other current assets		909	7,582

Total current assets before segregated funds		329,224	308,930
Segregated funds		1,696,527	1,455,376

Total current assets		2,025,751	1,764,306

Non-current assets
Property and equipment		42,536	33,094
Intangible assets		1,306,533	1,305,048
Goodwill		1,983,593	1,987,737
Deferred tax assets		4,544	4,336
Contract assets		689	835
Processor and other deposits		8,883	4,310
Other non-current assets		38,082	35,601

Total Assets		5,410,611	5,135,267

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	March 31, 2024	December 31, 2023
		$	$
Liabilities

Current liabilities
Trade and other payables	6	212,134	179,415
Income taxes payable		24,070	25,563
Current portion of loans and borrowings	7	14,886	12,470
Other current liabilities		6,269	7,859

Total current liabilities before due to merchants		257,359	225,307
Due to merchants		1,696,527	1,455,376

Total current liabilities		1,953,886	1,680,683

Non-current liabilities
Loans and borrowings	7	1,247,232	1,248,074
Deferred tax liabilities		140,417	151,921
Other non-current liabilities		5,573	10,374

Total Liabilities		3,347,108	3,091,052

Equity

Equity attributable to shareholders
Share capital	8	1,975,163	1,969,734
Contributed surplus		352,535	324,941
Deficit		(245,866)	(224,902)
Accumulated other comprehensive loss		(38,283)	(43,456)

		2,043,549	2,026,317
Non-controlling interest		19,954	17,898

Total Equity		2,063,503	2,044,215

Total Liabilities and Equity		5,410,611	5,135,267
Contingencies	16
Subsequent event	17
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
(Unaudited)
For the three months ended March 31

(in thousands of US dollars, except for per share amounts)

	Notes	2024	2023
		$	$
Revenue	9	335,109	256,498
Cost of revenue	9	64,730	54,596
Gross profit		270,379	201,902

Selling, general and administrative expenses	9	230,101	194,618
Operating profit		40,278	7,284

Finance income	10	(712)	(5,375)
Finance cost	10	29,978	18,468
Net finance cost		29,266	13,093
Loss (gain) on foreign currency exchange		8,950	(1,398)
Income (loss) before income tax		2,062	(4,411)

Income tax expense		6,869	3,878
Net loss		(4,807)	(8,289)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit and loss:
Foreign operations – foreign currency translation differences		656	5,058
Change in fair value of financial instruments designated as cash flow hedges		5,019	—
Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss		(502)	—
Comprehensive income (loss)		366	(3,231)

Net loss attributable to:
Common shareholders of the Company		(6,863)	(9,778)
Non-controlling interest		2,056	1,489
		(4,807)	(8,289)

Comprehensive income (loss) attributable to:
Common shareholders of the Company		(1,690)	(4,720)
Non-controlling interest		2,056	1,489
		366	(3,231)

Net loss per share	12
Net loss per share attributable to common shareholders of the Company
Basic		(0.05)	(0.07)
Diluted		(0.05)	(0.07)
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
(Unaudited)
For the three months ended March 31

(in thousands of US dollars)

		2024	2023
	Notes	$	$
Cash flow from operating activities
Net loss		(4,807)	(8,289)
Adjustments for:
Depreciation of property and equipment	9	4,208	3,110
Amortization of intangible assets	9	32,622	24,546
Amortization of contract assets		338	368
Share-based payments	9	29,776	35,573
Net finance cost	10	29,266	13,093
Loss (gain) on foreign currency exchange		8,950	(1,398)
Income tax expense		6,869	3,878
Gain on business combination	4	(4,013)	—
Changes in non-cash working capital items	15	(50,110)	(9,126)
Interest paid		(29,372)	(9,275)
Interest received		3,517	6,868
Income taxes paid - net of tax received		(11,514)	(2,566)
		15,730	56,782
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	(1,185)	(1,378,763)
Acquisition of property and equipment		(3,286)	(2,816)
Acquisition of intangible assets		(12,449)	(9,863)
Acquisition of distributor commissions		—	(20,224)
Acquisition of other non-current assets		(931)	(25,925)
Net decrease in advances to third parties		—	135
		(17,851)	(1,437,456)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	8	—	(56,042)
Proceeds from exercise of stock options	8	615	2,961
Repayment of loans and borrowings	4, 7	(35,955)	(21,280)
Proceeds from loans and borrowings	7	—	852,000
Financing fees related to loans and borrowings	7	—	(14,650)
Payment of lease liabilities		(1,664)	(1,215)
		(37,004)	761,774
Effect of movements in exchange rates on cash		(65)	43
Net decrease in cash and cash equivalents		(39,190)	(618,857)
Cash and cash equivalents – Beginning of period		170,435	751,686
Cash and cash equivalents – End of period		131,245	132,829
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
For the three months ended March 31

(in thousands of US dollars)

		Attributable to shareholders of the Company					Non- Controlling interest	Total equity
		Share capital	Contributed surplus	Deficit	Accumulated Other comprehensive loss
	Notes				Cumulative translation adjustments	Cash flow hedge reserve
		$	$	$	$	$	$	$

Balance as at January 1, 2023		1,972,592	202,435	(166,877)	(39,419)	—	10,759	1,979,490

Contributions and distributions
Exercise of equity-settled share-based payments	8, 11	8,982	(6,021)	—	—	—	—	2,961
Equity-settled share-based payments	4, 11	—	42,618	—	—	—	—	42,618
Tax effect - equity-settled share-based payments		—	2,038	—	—	—	—	2,038
Effect of share repurchase liability	8	(33,378)	—	(22,093)	—	—	—	(55,471)
Net loss and comprehensive loss		—	—	(9,778)	5,058	—	1,489	(3,231)

Balance as at March 31, 2023		1,948,196	241,070	(198,748)	(34,361)	—	12,248	1,968,405

Balance as at January 1, 2024		1,969,734	324,941	(224,902)	(36,354)	(7,102)	17,898	2,044,215

Contributions and distributions
Exercise of equity-settled share-based payments	8, 11	5,429	(4,814)	—	—	—	—	615
Equity-settled share-based payments	11	—	29,776	—	—	—	—	29,776
Tax effect - equity-settled share-based payments		—	2,632	—	—	—	—	2,632
Dividends declared	8	—	—	(14,101)	—	—	—	(14,101)
Net loss and comprehensive income		—	—	(6,863)	656	4,517	2,056	366

Balance as at March 31, 2024		1,975,163	352,535	(245,866)	(35,698)	(2,585)	19,954	2,063,503
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)

1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".
2. Basis of preparation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the audited annual consolidated financial statements for the year ended December 31, 2023 were applied consistently in the preparation of these condensed interim consolidated financial statements, with the exception of new accounting pronouncements effective January 1, 2024, described below. Accordingly, these Condensed Interim Consolidated Financial Statements should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2023.
The condensed interim consolidated financial statements as at and for the three months ended March 31, 2024 were authorized for issue by the Company’s Board of Directors on May 7, 2024.
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.
Estimates, judgments and assumptions
The preparation of these Condensed Interim Consolidated Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company's audited annual consolidated financial statements for the year ended December 31, 2023.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
3. Material accounting policies and new accounting standards
The accounting policies used in these Condensed Interim Consolidated Financial Statements are consistent with those applied and disclosed in the Company's audited annual consolidated financial statements for the year ended December 31, 2023, with the exception of new accounting pronouncements effective January 1, 2024, described below.
New accounting standards and interpretations adopted
The following amendments were adopted on January 1, 2024:
Amendments to liability classification
On October 31, 2022, the IASB issued new amendments to IAS 1 in addition to the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.
When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:
(a) the carrying amount of the liability;
(b) information about the covenants;
(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.
The amendments described above had no impact on these Condensed Interim Consolidated Financial Statements.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods.
On April 9, 2024 the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.
The new Accounting Standard introduces significant changes to the structure of a company's income statement and new principles for aggregation and disaggregation of information. The main impacts of the new Accounting Standard include:
•introducing a newly defined "operating profit" subtotal and a requirement for all income and expenses to be allocated between three distinct categories based on the company's main business activities: Operating, investing and financing;
•Disclosure about management performance measures; and,
•Adding new principles for aggregation and disaggregation of information.
•Requiring the cash flow statement to start with operating profit; and remove the accounting policy choice for presentation of dividend and interest.
The impact of adoption of the amendments has not yet been determined.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
4. Business combinations
Transactions for the three months ended March 31, 2024
Till Payments Inc.
On January 5, 2024, the Company acquired 100% of the shares of Till Payments, an independent software vendor ("ISV") focused payment technology company headquartered in Sydney, Australia, for a total consideration of $36,905, comprised of $30,000 in cash and $6,905 of pre-existing loan with Till Payments being settled as part of the business combination. The Company determined that the transaction met the definition of a business combination. The fair value of net assets acquired was greater than the consideration transferred resulting in a gain on business combination of $4,013 which was recognized in other selling, general and administrative expenses (Note 9). Acquisition costs of $644 have been expensed during the three months ended March 31, 2024. For the period from the acquisition date to March 31, 2024, Till Payments contributed revenue of $8,616 and net loss of $4,577. The net loss includes the amortization of identifiable intangible assets acquired.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the preliminary amounts of assets acquired and liabilities assumed at the acquisition date for the acquisition:

Till Payments $
Assets acquired
Cash	28,815
Trade and other receivables	19,761
Prepaid expenses	1,880
Property and equipment	7,309
Processor deposits	6,202
Deferred tax assets	4,412
Other non-current assets	459
Intangible assets
Software	1,393
Trademarks	875
Technologies	23,078
Partner and merchant relationships	776
94,960
Liabilities assumed
Trade and other payables	(15,162)
Other current liabilities	(150)
Income taxes payable	(148)
Loans and borrowings	(38,450)
Other non-current liabilities	(132)
40,918
Total consideration
Cash paid	30,000
Loan settled as part of the business combination	6,905
36,905

Gain on business combination	4,013
In the three months ended March 31, 2024, the Company repaid $33,267 of loans and borrowings assumed at the acquisition date.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Transactions for the three months ended March 31, 2023
Paya Holdings Inc.
On February 22, 2023, the Company acquired 100% of the shares of Paya Holdings Inc. ("Paya"), a leading U.S. provider of integrated payment and frictionless commerce solutions, for a total consideration of $1,401,261, comprised of $1,391,435 in cash and $9,826 of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by the Company of seller-related payments of $51,876 paid by Paya immediately prior to closing and thereby increased the calculated purchase price.
Other
On March 1, 2023, the Company acquired certain assets of a service provider. The Company determined that the transaction met the definition of a business combination. The total cash consideration for this acquisition was $10,000.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in the three months ended March 31, 2023:

	Paya $	Other $	Total $
Assets acquired
Cash	21,657	—	21,657
Segregated funds	244,798	—	244,798
Trade and other receivables	23,263	—	23,263
Inventory	293	—	293
Prepaid expenses	2,816	—	2,816
Property and equipment	5,419	12	5,431
Processor deposits	385	—	385
Intangible assets
Software	3,131	—	3,131
Trademarks	16,607	—	16,607
Technologies	178,173	6,908	185,081
Partner and merchant relationships	455,364	—	455,364
Goodwill[1]	864,172	3,193	867,365
	1,816,078	10,113	1,826,191
Liabilities assumed
Trade and other payables	(30,037)	(113)	(30,150)
Current portion of loans and borrowings	(1,142)	—	(1,142)
Other current liabilities	(3,142)	—	(3,142)
Due to merchants	(244,798)	—	(244,798)
Income taxes payable	(1,696)	—	(1,696)
Loans and borrowings	(2,492)	—	(2,492)
Other non-current liabilities	(131,510)	—	(131,510)
	1,401,261	10,000	1,411,261
Total consideration
Cash paid	1,391,435	10,000	1,401,435
Share-based payments (note 16)	9,826	—	9,826
	1,401,261	10,000	1,411,261
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Paya acquisition is not deductible for income tax purposes.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
5. Trade and other receivables

	March 31, 2024	December 31, 2023
	$	$
Trade receivables	135,146	74,409
Due from processing banks	22,317	21,403
Other receivables	8,718	9,943
Total	166,181	105,755
6. Trade and other payables

	March 31, 2024	December 31, 2023
	$	$
Trade payables	87,279	70,125
Accrued bonuses and other compensation-related liabilities	49,299	52,155
Sales tax payable	5,295	7,295
Interest payable	2,151	3,982
Due to merchants not related to segregated funds	42,872	29,105
Dividend payable	14,266	—
Other accrued liabilities	10,972	16,753
	212,134	179,415
7. Loans and borrowings
The terms and conditions of the Company’s loans and borrowings are as follows:

			2024		2023
	Notes	Facility	Carrying amount	Facility	Carrying amount
		$	$	$	$
Amended and restated credit facilities	(a), (b)
Term loan		1,271,822	1,246,292	1,275,000	1,248,270
Revolving credit facility		800,000	—	800,000	—
Total			1,246,292		1,248,270

Lease liabilities	(c)		15,826		12,274
			1,262,118		1,260,544
Current portion of loans and borrowings			(14,886)		(12,470)
Loans and borrowings			1,247,232		1,248,074

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Facility amount represents the principal amount of each credit facility. The carrying amount of loans and borrowings is presented net of unamortized deferred financing fees. Financing fees relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method. The continued availability of the credit facilities is subject to the Company’s ability to maintain a total leverage ratio of less than or equal to 5.00 : 1.00 prior to March 31, 2025 (5.00 : 1.00 as of December 31, 2023), and with the ratio decreasing by 0.25 year over year every March 31, until it reaches 4.00 : 1.00 for the period on or after March 31, 2028. The total leverage ratio considers the Company’s consolidated net debt, calculated as long-term debt less certain unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit facility. The Company is in compliance with all applicable covenants as at March 31, 2024 and December 31, 2023.
a) Amended and restated credit facilities
i)Loans drawn in US dollars under the term loan facilities bear interest at the Term SOFR plus 3.00% per annum or the ABR1 rate plus 4.00% per annum. Loans drawn in US dollars under the revolving credit facility bear interest at the Term SOFR plus 2.50% per annum or the ABR1 rate plus 1.50% per annum until March 31, 2024 and, thereafter, at the rate per annum established based on the total leverage ratio for the most recently completed fiscal quarter. As at March 31, 2024, interest rate on the outstanding Term loan facilities was 8.43% (December 31, 2023 – 8.46%).
ii)Loans drawn in Canadian dollars under the credit facilities bear interest at the Canadian prime rate plus 1.50% per annum or Term Canadian Overnight Repo Rate Average ("CORRA") rate plus 2.50% per annum. As at March 31, 2024 and December 31, 2023 there was no loan denominated in Canadian dollars.
iii)Loans drawn in Euros under the credit facilities bear interest at the EURO InterBank Offered Rate ("EURIBOR") rate plus 2.50% per annum. As at March 31, 2024 and December 31, 2023, there was no loan denominated in Euros.
iv)Loans drawn in Sterling under the credit facilities bear interest at the Sterling OverNight Index Average ("SONIA") rate plus 2.50% per annum. As at March 31, 2024 and December 31, 2023, there was no loan denominated in Sterling.
1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.50%; b) Adjusted Term SOFR for a one-month tenor plus 1%; c) Prime Rate; and d) 1.00%.

Letter of credit
As at March 31, 2024, the Company had letters of credit issued totaling $56,325 (December 31, 2023 - $56,175). Letters of credit do not reduce the amount that can be drawn on the Company's revolving credit facility.
8. Share capital
The Company had the following share capital transactions:
2024
The Company issued 253,653 Subordinate Voting Shares for a cash consideration of $615 during the three months ended March 31, 2024 following the exercise of stock options and the settlement of Restricted Share Units ("RSUs").
During the three months ended March 31, 2024 the Board of Directors declared total cash dividends of $0.10 per subordinate voting share and multiple voting share.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
On May 7, 2024, the Board of Directors approved and declared a regular cash dividend of $0.10 per subordinate voting share and multiple voting share payable on June 6, 2024 to shareholders of record on May 21, 2024.
2023
On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s "public float" (as defined in the TSX Manual) of Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the year ended March 31, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56,042.
There were 76,064,619 Multiple Voting Shares and 63,617,374 Subordinate Voting Shares outstanding as at March 31, 2024.
9. Revenue and expenses by nature

	Three months ended March 31
	2024	2023
	$	$
Revenue
Merchant transaction and processing services revenue	329,426	254,513
Other revenue	2,466	1,985
Interest revenue	3,217	—
	335,109	256,498

Cost of revenue
Processing cost	62,807	53,494
Cost of goods sold	1,923	1,102
	64,730	54,596

Selling, general and administrative expenses
Commissions	64,898	38,299
Employee compensation	60,321	45,721
Share-based payments	29,776	35,573
Depreciation and amortization	36,830	27,656
Professional fees	15,668	28,665
Transaction losses	1,810	1,693
Other	20,798	17,011
	230,101	194,618

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
10. Net finance cost

	Three months ended March 31
	2024	2023
	$	$
Finance income
Interest income	(712)	(5,375)

Finance cost
Interest on loans and borrowings (excluding lease liabilities)	29,619	17,607
Change in fair value of share repurchase liability	—	571
Interest expense on lease liabilities	129	172
Other interest expense	56	118
Accelerated amortization of deferred financing fees	174	—
	29,978	18,468

Net finance cost	29,266	13,093
11. Share-based payment arrangements
The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, RSUs, Performance Share Units ("PSUs") and Deferred Share Units (“DSUs”) to eligible participants.
RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. DSUs vest immediately as they are granted for past services. The RSUs and PSUs vest over a period of up to three years. RSUs, PSUs and DSUs participants are eligible to receive RSUs, PSUs or DSUs dividend equivalents with the same vesting conditions under the Nuvei Omnibus Incentive Plan. Under the Paya equity plan, RSU holders are eligible to receive dividends in cash, payable upon settlement if all vesting conditions are met.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the three months ended March 31, 2024:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of period	7,357,279	1,332,903	113,835	8,147,423	57.86
Forfeited	(129,649)	(7,159)	—	(25,365)	43.39
Granted	—	—	13,627	—	—
Exercised	(226,054)	—	—	(27,599)	22.24
Outstanding, end of period	7,001,576	1,325,744	127,462	8,094,459	58.03

Exercisable, end of period	1,710,214	142,565	127,462	4,244,411	28.47

Granted - weighted average grant date fair value 2024	—	—	$30.34	—	—

12. Net loss per share
Diluted net income loss per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the three months ended March 31, 2024 and 2023, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net loss per share when their effect was anti-dilutive.

	2024	2023
	$	$
Net loss attributable to common shareholders of the Company (basic and diluted)	(6,863)	(9,778)
Weighted average number of common shares outstanding – basic	139,646,509	139,655,258
Effect of dilutive securities	—	—
Weighted average number of common shares outstanding – diluted	139,646,509	139,655,258
Net loss per share attributable to common shareholders of the Company:
Basic	(0.05)	(0.07)
Diluted	(0.05)	(0.07)
13. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that, excluding the derivative financial instrument, the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
As at March 31, 2024 and December 31, 2023, financial instruments measured at fair value in the Condensed Interim Consolidated Financial Statements of financial position were as follows:

	Notes	Fair value hierarchy	March 31, 2024	December 31, 2023
			$	$
Assets
Investments measured at fair value through profit or loss		Level 1	1,345	1,255
Derivative financial asset - Interest rate swap		Level 2	909	677
Investments measured at fair value through profit or loss		Level 3	2,243	2,444
Investments in equity instrument designated at fair value through other comprehensive income		Level 3	27,793	25,862

Liabilities
Derivative financial liability - Interest rate swap		Level 2	3,495	7,780
Interest rate swap
In September 2023, the Company entered into an interest rate swap agreement with a notional amount of $300,000 and a fixed interest rate of 4.67% maturing September 30, 2026 to hedge a portion of its future variable interest payments. This derivative is carried at fair value and is presented in other current assets and liabilities and other non-current liabilities in the consolidated statements of financial position.
Fair value of the interest rate swap is calculated as the present value of the estimated future cash flows. Estimated future cash flows are discounted using a yield curve which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Level 3 fair value measurement items
The following table presents the changes in level 3 items for the three months ended March 31, 2024:

	Investments measured at fair value through profit or loss	Investments measured at fair value through other comprehensive income
	$	$
Balance as at December 31, 2023	2,444	25,862
Acquisition	—	2,500
Disposal	(173)	—
Effect of movements in exchange rates	(28)	(569)
Balance as at March 31, 2024	2,243	27,793
Fair value remeasurement of level 3 instruments is recognized in selling, general and administrative expenses. Investments measured at fair value through profit and loss and through other comprehensive income are recognized on the statement of financial position in other non-current assets. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•On March 15, 2023, the Company acquired an equity interest in a private company for a total cash consideration of $25,000. The company designated this equity investment at fair value through other comprehensive income. The fair value is estimated using a market approach, which is the revenue multiple.
•As at March 31, 2024, the fair value of the contingent consideration for the Mazooma acquisition is nil (nil for December 2023). The fair value of the contingent consideration is determined using a formula specified in the purchase agreement. The main assumption is the forecast of financial performance. The maximum contingent consideration that could be paid if the future financial targets are met is $331,658 thousands Canadian dollars ($244,947).
14. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	Three months ended March 31
	2024	2023
	$	$
Salaries and short-term employee benefits	2,033	2,460
Share-based payments	13,034	18,633
	15,067	21,093

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2024 and 2023

(in thousands of US dollars, except for share and per share amounts)
Other related party transactions

		Three months ended March 31
		2024	2023
		$	$
Expenses – Travel	(i)	606	478
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
15. Supplementary cash flow disclosure

	2024	2023
	$	$
Changes in non-cash working capital items:
Trade and other receivables	(43,395)	(5,171)
Inventory	365	(133)
Prepaid expenses	(4,303)	(6,430)
Contract assets	(501)	(319)
Trade and other payables	111	3,579
Other current and non-current liabilities	(2,387)	(652)
	(50,110)	(9,126)
16. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Condensed Interim Consolidated Financial Statements.
17. Subsequent event
On April 1, 2024, the Company entered into a definitive arrangement agreement to be taken private by Advent International, in an all-cash transaction at $34.00 per Subordinate Voting Share and Multiple Voting Share. The closing of this transaction is subject to shareholder approvals and key regulatory approvals.
The arrangement agreement provides for a non-solicitation covenant on the part of Nuvei, which is subject to customary “fiduciary out” provisions that enable Nuvei to terminate the arrangement agreement and accept a superior proposal in certain circumstances. A termination fee of $150,000 would be payable by Nuvei in certain circumstances, including in the context of a superior proposal supported by Nuvei. A reverse termination fee of $250,000 would be payable to Nuvei if the transaction is not completed in certain circumstances.